Exhibit 99.1

CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS

13640 BRIARWICK DRIVE, SUITE 100	306 WEST SEVENTH STREET, SUITE 302	1000 LOUISIANA STREET, SUITE 1900
AUSTIN, TEXAS 78729-1106	FORT WORTH, TEXAS 76102-4987	HOUSTON, TEXAS 77002-5008
512-249-7000	817- 336-2461	713-651-9944
www.cgaus.com

January 24, 2022

Mr. Jon Brumley

Chief Executive Officer

Bounty Minerals, LLC

777 Main Street, Suite 3400

Fort Worth, TX 76102

Re:	Evaluation Summary – SEC Price Case
Bounty Minerals, LLC Interests
Proved Plus Probable and Possible Reserves
Certain Properties in Ohio, Oklahoma,
Pennsylvania and West Virginia
As of December 31, 2021

Pursuant to the Guidelines of the Securities and
Exchange Commission for Reporting Corporate
Reserves and Future Net Revenue

Dear Mr. Brumley:

As requested, this report was completed on January 24, 2022 for the purpose of submitting our estimates of proved, probable and possible reserves and forecasts of economics attributable to the Bounty Minerals, LLC (“Bounty”) interests for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (“SEC”). This report includes 100% of Bounty’s reserves, which are made up of oil and gas properties in Ohio, Oklahoma, Pennsylvania, and West Virginia. This report utilized an effective date of December 31, 2021, and was prepared in accordance with the disclosure requirements set forth in SEC regulations. This evaluation was prepared using constant prices and costs, and conforms to Item 1202(a)(8) of Regulation S-K and other rules of the SEC. The results of this evaluation are presented in a composite summary below:

		Proved Developed Producing	Proved Developed Non- Producing	Proved Developed	Proved Undeveloped	Total Proved	Probable Undeveloped	Possible Undeveloped
Net Reserves
Oil	- Mbbl	374.7	114.8	489.5	373.7	863.3	2,208.5	706.0
Gas	- MMcf	67,256.7	14,704.1	81,960.7	71,785.6	153,746.3	390,431.1	242,490.4
NGL	- Mbbl	3,246.6	627.9	3,874.5	1,894.4	5,768.9	14,416.8	6,379.4
Future Revenue
Oil	- M$	20,807.5	6,217.6	27,025.2	20,620.1	47,645.2	120,969.1	37,756.2
Gas	- M$	176,419.3	41,422.8	217,842.0	198,622.8	416,464.8	1,063,722.1	664,948.1
NGL	- M$	71,950.1	17,233.5	89,183.6	48,323.9	137,507.4	371,375.0	161,197.9
Severance Taxes	- M$	2,416.4	702.7	3,119.1	3,300.6	6,419.8	20,439.6	11,068.9
Ad Valorem Taxes	- M$	382.6	49.6	432.2	416.9	849.1	1,036.0	135.8
Operating Expenses	- M$	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Investments	- M$	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Future Net Cash Flow (BFIT)	- M$	266,377.9	64,121.5	330,499.5	263,849.2	594,348.7	1,534,590.7	852,697.7
Discounted @ 10%	- M$	128,573.0	34,568.7	163,141.6	139,126.1	302,267.6	371,742.3	130,936.4

Bounty Minerals, LLC Interests – SEC Price Case

January 24, 2022

Future net revenue is prior to deducting state production taxes and ad valorem taxes. Future net cash flow (future net income) is after deducting these taxes, future capital costs and operating expenses, but before consideration of federal income taxes. The discounted cash flow values shown above indicate the effect of time on the value of money and should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc. (“CG&A”).

The oil reserves include oil and condensate. Oil and natural gas liquid (NGL) volumes are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base.

Hydrocarbon Pricing

As requested for SEC purposes, the base oil and gas prices calculated for December 31, 2021 were $66.56/BBL and $3.598/MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The base oil price is based upon WTI-Cushing spot prices (EIA) during 2021 and the base gas price is based upon Henry Hub spot prices (Platts Gas Daily) during 2021. NGL prices were adjusted on a per-property basis and averaged 35.7% of the WTI-Cushing oil price on a composite basis.

The base prices were adjusted for differentials on a per-property basis, which may include local basis differential, treating cost, transportation, gas shrinkage, gas heating value (BTU content) and/or crude quality and gravity corrections. After these adjustments, the net realized prices for the SEC price case over the life of the properties was estimated to be $55.19 per barrel for oil, $2.71 per MCF for natural gas, and $23.84 per barrel for NGL. All economic factors were held constant in accordance with SEC guidelines.

Expenses, and Taxes and Investments

Expenses: Lease operating expenses were applied to all wells based on regional averages by reservoir and hole direction. LOE is not paid by the mineral owner but was applied in this evaluation to aid in proper economic limit determinations for the mineral properties herein. Lease operating expenses were held constant in accordance with SEC guidelines.

Taxes: Oil and gas/NGL severance taxes were applied based on respective state guidelines. No oil or gas/NGL severance taxes were applied in Pennsylvania. Ad valorem tax rates were applied as provided by your office and appear reasonable and appropriate for this evaluation.

Investments: Drilling and completions costs (“capital”) were estimated by lateral length on a reservoir basis for Utica Shale, Marcellus Shale and Upper Devonian. Capital is not paid by the mineral owner and therefore not included in this evaluation. However, capital was used to assist in proper commerciality determinations of each upside location. Investments were not escalated in this report as per SEC guidelines.

Reserve Estimation Methods

Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to similar production, both of which are considered to provide a relatively high degree of accuracy. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

Non-producing reserve estimates, including developed and undeveloped, were forecast using either volumetric or analogy methods, or a combination of both. These methods provide a relatively high degree of accuracy for predicting proved developed non-producing and undeveloped reserves. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

Bounty Minerals, LLC Interests – SEC Price Case

January 24, 2022

New locations within the Bounty acreage include wells currently drilling, permitted wells, and / or wells expected to be drilled based on operator information or regional activity. For each new drill, a reserve category of PDNP, PUD, PROB or POSS was assigned based on proximity to production, geologic control, anticipated timing and regulatory considerations by state and reservoir. Reserves for each location were assigned based on offset analogy to production with preference given to modern completions.

The drill schedule was determined by operator based on completed lateral feet per year, well status, well reserve category, and recent historical operator activity. First, drilled locations were developed based on operator guidance where available or average completion rate per year beginning January 2022. Second, undeveloped locations were scheduled by operator in order of decreasing gross estimated ultimate recovery starting with PUD locations, followed by PROB and then POSS locations. The drill schedule applied was based on previous twelve month completed lateral feet per year estimates and normalized for year end 2021 rig activity.

SEC Conformance and Regulations

The reserve classifications and the economic considerations used herein conform to the criteria of the SEC. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be commercially recoverable; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance.

This evaluation includes 426 commercial proved undeveloped locations. Each of these drilling locations proposed as part of Bounty’s development plans conforms to the proved undeveloped standards as set forth by the SEC. In our opinion, the operators of these drills have indicated they have reasonably certain intent to complete this development plan within the next five years. Furthermore, operators of these locations have demonstrated through their actions that they have adequate company staffing, financial backing and prior development success to ensure this development plan will be executed.

General Discussion

The reserve estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. Ownership information and economic factors such as liquid and gas prices, price differentials and expenses was furnished by your office. To some extent, information from public records was used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. All estimates represent our best judgment based on the data available at the time of preparation. Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

An on-site field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined, nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. Further, the net cost of plugging and the salvage value of equipment at abandonment have not been included herein.

Bounty Minerals, LLC Interests – SEC Price Case

January 24, 2022

Closing

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 60 years. This evaluation was supervised by W. Todd Brooker, President at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #83462). We do not own an interest in the properties or Bounty Minerals, LLC and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

Yours very truly,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
TEXAS REGISTERED ENGINEERING FIRM F-693
/s/ W. Todd Brooker, P. E.
W. TODD BROOKER, P.E. PRESIDENT